November 8, 2021

VIA EMAIL AND EDGAR SUBMISSION

Securities Exchange Commission

Division of Corporation Finance

Office of Manufacturing

1100 F Street N.E.

Washington, D.C. 20549

Re:	Ionix Technology, Inc. Withdrawal of Registration Statement on Form S-1 Filed on October 19, 2021 File No. 333-260355

Dear Mr. Chinos:

Ionix Technology, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s Registration Statement on Form S-l (File No. 333-260355), filed with the Securities and Exchange Commission on October 19, 2021, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated registration of the securities for resale by the selling shareholders covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

Please provide the Company with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Jessica Lockett, Esq. of Lockett + Horwitz, APLC, at (949) 540-6540.

Sincerely,

/s/Cheng Li

Chairman